This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Uranium Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

September 4, 2007

Item 3.

Press Release

Issued on September 4, 2007, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Uranium Inc. announces that, subject to TSX Venture Exchange acceptance, the Company has retained CHF Investor Relations (Cavalcanti Hume Funfer Inc.) of Toronto and Calgary, Canada’s leading IR firm for mineral resources, as investor relations counsel.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 4th day of September, 2007.	“Praveen K. Varshney”
Praveen K. Varshney
Name Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

Tuesday, September 4, 2007

Contact:

Investor Relations

(No.2007-09-17)

Phone (604) 684-2181

info@northerncanadian.ca

NORTHERN CANADIAN URANIUM INC. ENGAGES CHF INVESTOR RELATIONS

Vancouver, British Columbia – September 4, 2007 – Northern Canadian Uranium Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) today announced that, subject to TSX Venture Exchange acceptance, the Company has retained CHF Investor Relations (Cavalcanti Hume Funfer Inc.) of Toronto and Calgary, Canada’s leading IR firm for mineral resources, as investor relations counsel.

CHF will provide investor relations services for an initial period of twelve months ending August 31, 2008. CHF will be paid a monthly fee of $6,000 plus allowable disbursements.  Additionally, CHF will receive a grant of incentive stock options, subject to Board and regulatory approvals, totaling 100,000 common shares at an exercise price of $0.35 per share valid for five years.

Company President Praveen K. Varshney commented “The different exploration programs we are executing on our uranium projects promise to keep us very busy.  Having CHF Investor Relations behind us to help communicate to our shareholders will also serve to bolster our recognition in the financial and investment communities as we commit to building our assets.”

About CHF Investor Relations

CHF Investor Relations is a proactive, results-driven firm that offers premium IR service to an international portfolio of client companies operating in a broad range of industries including mining exploration and development, mineral producers, oil and gas, high-tech, communications, and special situations.  CHF provides comprehensive IR representation to the Canadian audience through their offices in Toronto and Calgary.  For more information, please visit their website at www.chfir.com.

About Northern Canadian Uranium Inc.

Northern Canadian Uranium is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., Director, VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 28 years of exploration experience.  The Company has established a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  Northern Canadian is presently exploring three prospective uranium projects in the Athabasca Basin and six uranium projects in the Powder River Basin of Wyoming.  The Elkhorn Project in Wyoming contains a NI 43-101 compliant indicated uranium resource of 400,000 lbs U308 that can be expanded with additional drilling.  The Company also has three uranium projects in the Great Basin of Nevada, three projects along the southern flank of the Black Hills uplift, in South Dakota and two uranium concessions in Mali, West Africa, one of which hosts a reported historic resource.

Please visit the Company’s website at www.northerncanadian.ca.  Should you wish to receive Company news via email, please email val@chfir.com and specify “Northern Canadian” in the subject line.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, CA

President

CONTACT:	NORTHERN CANADIAN URANIUM INC.	CHF INVESTOR RELATIONS
	Praveen Varshney, President	Jeanny So, Broker Relations / Account Manager
	Phone: (604) 684-2181	Phone: (416) 868-1079 ext.225
	Email: praveen@northerncanadian.ca	Email: jeanny@chfir.com

The TSX Venture Exchange has neither reviewed nor approved and takes no responsibility for the contents of this release.